Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 9, 2006

MITTAL

Mittal Steel
"Shaping the future of steel"

9 March 2006

Investor Day, Rotterdam

Disclaimer

MITTAL

No Offer

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Agenda

MITTAL

Mittal Steel - The Most Successful Global Steel Company

A Common Vision for the Steel Industry

Mittal Steel/Arcelor - The Perfect Fit

Unlocking the Value

Mittal Steel – The Most Successful Global Steel Company

The Most Successful Global Steel Company

MITTAL

- No.1 global steel producer with capacity of more than 70 million tons p.a.
- The only truly global steel company with leading market positions on four continents
- Strong vertical integration
- High growth and high returns and a diversified asset base
- Revenues of US$28.1 billion and net income of US$3.4 billion in 2005
- Market capitalisation of US$24 billion* with listings in New York and Amsterdam

* Based on closing price 7 March 2006.

A Proven and Successful Model…

MITTAL

Growing Production through Acquisitions



Trinidad
Sibalsa
Sidbec
Karmet
Hamburger
Stahlwerke
Ruhrort
Hochfeld
Inland
Unimetal
Alfasid
Sidex
PHS
Hunedoara
BH Steel
Iscor
Nova
Hut
ISG
Valin
Kryvorizhstal
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

…Realising Full Potential of the Asset Base



Steel shipments year prior to acquisition
In 2004
703%
64%
33%
10%
14%
10%
Lazaro Cardenas (Mex)
Temirtau (Kaz)
Galati (Rom)
S Africa
Ostrava (Czech)
Poland

…and Potential Synergies*



US$250m
US$200m**
ISG
Kryvorizhstal

* Projected synergies.
** Initial synergies.

- Unrivalled business model supported by:
  - Implementation of Knowledge Management Program
  - Significant investment programs with strict investment criteria (driven by ROIC)
  - Decentralized organizational structure encouraging close monitoring of performance
  - Pool of talents driven by strong management processes and related compensation policies
  - Continuous operational improvements and innovation with active benchmarking of best practices
  - Focus on ongoing cost reduction and quality improvements

The Only Truly Global Steel Producer



Shipment breakdown by region*
100%
80%
60%
40%
20%
0%
Mittal Steel
Arcelor
US Steel
Severstal
Nippon Steel
JFE
POSCO
Baosteel
Nucor
ThyssenKrupp
Corus
Americas
Europe
Asia & Africa

Source: Annual reports and Mittal Steel
* Based on annual numbers. Based on production region.

Balanced Portfolio of High-Quality Assets in Various Markets

MITTAL

	Developed Markets	Developing Markets
Countries	• North America, Western Europe	• Algeria, China, Central & Eastern Europe, Kazakhstan, South Africa, Ukraine
2005 Shipments	• 27.4mt*	• 26.3mt
Market Characteristics	• Stable economic growth • Higher cost structure • Focus on value-added products • Larger contract business	• Dynamic economic growth • Low operating costs • Lower value-added production • More spot sales
Mittal's Market/ Industrial Position	• #1 in North America – Over 50% contract business and 75% value-added products in Mittal USA – Rated #1 technically by Ford and GM – #1 supplier to automotive and white goods industry • Highly productive operations in Western Europe; value-added long products to automotive industry	• Strong footprint in low-cost production regions • Leader in Eastern Europe • Temirtau (Kazakhstan) and Kryvorizhstal (Ukraine) among the lowest cost steel operations globally • Strong vertical integration characteristics

* Pro forma for ISG.

Ideally Positioned to Capture Growth Opportunities in Developing Markets

Mittal Steel shipments in Q4 2005


Ukraine** 10%
Other 1%
Algeria 2%
South Africa 11%
Kazakhstan 6%
Czech Republic 5%
Romania 8%
Poland 9%
Trinidad 1%
Developed* 47%

Steel consumption per capita (kg/capita/year)


1000
800
600
400
200
0
Strong Growth Potential for Mittal Steel
India
Kazakhstan
Macedonia
Bosnia
Algeria
South Africa
Ukraine
Romania
Mexico
Poland
Czech Republic
China
EU-15
USA
Japan
Taiwan
Korea

* North America and West Europe.
** Represents 3x December shipments in Ukraine.

Source: Mittal Steel estimates on IISI

Broad and Balanced Product Portfolio



Shipment mix by product (2004 pro forma*)
100%
80%
60%
40%
20%
0%
Pipe & Tubes
Long products
Flat products
Pipe & Tubes
other long products
Wire rod
Blooms & billets
Coated flats
Cold rolled flats
Hot rolled flats
Plates
Slab
Product type
Detailed products

* Including ISG.

Active Investment Strategy to Grow and Improve Cost Competitiveness

MITTAL

Increased Investments in Asset Base to Capture Growth Opportunities…


1500
1000
500
0
US$ million
2002
2003
2004
2005
CAPEX
Depreciation

…and Improve Productivity


Productivity in tonnes/employee
1200
1000
800
600
400
200
0
Mittal Steel USA
Mittal Steel - West Europe
ThyssenKrupp
Arcelor - West Europe*
Corus

Returns-driven investment strategy to ensure capital efficiency, investment discipline and value creation

Source: Mittal Steel
* Calculation for EU15 based on annual reports

Unique Raw Materials Integration Among Steel Producers

Mittal Steel Self-Sufficiency in Key Raw Materials



2004
After Current Projects
100
90
80
70
60
50
40
30
20
10
0
Coal
Iron Ore
Coke

* Mittal Steel has one of the strongest positions in raw materials among steel companies
  - Iron ore - 5th largest iron ore producer globally with a production* above to 50 million tonnes in 2006E and a resource base of over 5 billion tonnes
  - DRI - Over 11 million tonnes of production capacity, high quality/low cost metallic substitutes
  - Coal - Significant captive source and over 1.5 billion tonnes of resources
  - Coke - Over 15 million tonnes of production capacity
  - Infrastructure - Deepwater ports, railway siding, engineering workshop
* Hedged from price increases in raw materials
* Mines located in close proximity to steel operations, considerable savings in logistic cost

* Including strategic contracts.

MITTAL

A Common Vision for the Steel Industry

Forces Driving Consolidation in the Steel Industry

MITTAL

Steel Industry Consolidation

Globalisation & Consolidation of Customers

- Service global customer base increasingly seeking global procurement
- Critical mass in R&D
- New product development

Increasing Concentration Among Suppliers

- Disproportionate negotiating power due to raw materials supplier consolidation

Increasing Need for Sustainability

- Reduce earnings volatility
- Better capacity management
- Improved returns on capital

Capture Growth Opportunities in New Markets

- Slow growth in mature markets
- Growth driven by emerging markets

Economies of Scale

- Plant specialisation, manufacturing excellence, and greater ability to sustain R&D investments

Globalisation and Consolidation of Customers

- Developments in the automotive industry illustrate the consolidation and globalisation of one of the industry's major customers

Number of Independent Automotive Manufacturers



57
41
31
23
13
13
6-8
1970
1980
1990
1995
2000
2005
2015E

Sources: JD Power

Vehicle Production by Type of OEM (million units)



100%
80%
60%
40%
20%
0%
1999
2005
2015E
2020E

Increasing Concentration Among Suppliers

MITTAL

Seaborne Coking Coal Market


100%
80%
60%
40%
20%
0%
Others
Xstrata
Rio Tinto
Anglo American
Fording
BHP Billiton
Top 5 Control 58%
2004

111% price increase in 2005

Iron Ore Exports


100%
80%
60%
40%
20%
0%
Others
BHP Billiton
Rio Tinto
CVRD
Top 3 Control 70%
2004

71% price increase in 2005

Source: Roskill, Morgan Stanley, Citigroup, BHP Billiton

Capture Growth Opportunities in New Markets

- Mature markets are relatively concentrated and are expected to experience low growth
- Fragmented emerging markets expected to grow at faster rates
  - Increasing domestic steel consumption driven by economic development
  - Relocation of manufacturing capacities from Western markets
- Large players in developed countries are seeking to fill gaps in their portfolios and expand in developing markets
  - Capture growth potential
  - Benefit from low production costs

Annual Steel Market Growth (2005-2015E)


Japan
1.0%
NAFTA
1.8%
Europe
1.9%
South America
4.9%
CIS/Russia
6.1%
Other Asia
6.1%
China
6.9%
India
7.3%

Source: Dexia, Metal Bulletin

Economies of Scale in the Steel Industry

MITTAL

- Plant specialisation
  - Maximise capacity utilisation and product focus
- Purchasing scale
- Global sourcing, trading and distribution network
  - Increased market visibility to identify best market opportunities
  - Larger network of suppliers
- Operating flexibility
- Ability to pursue multiple growth opportunities

Increasing Need for Sustainability

- Potential to generate improved financial returns through consolidation

Increased Operating Flexibility to adapt supply/demand...



110
100
90
80
70
NAFTA Region Indexed Production
Q1 2005
Q2 2005
Q3 2005
Mittal Steel^ production (base 100 in Q1)
NAFTA production (base 100 in Q1)

...and Sustainable Value Creation for Shareholders



30%
25%
20%
15%
10%
5%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Industry ROIC
Industry WACC

ROIC = (Annualised operating profit net of tax) / (PP&E + net working capital)
Source: Mittal Steel and IISI crude steel production data, Annual Reports of the top 14 steel producers and Mittal Steel for ROIC calculation
^ Pro forma for ISG

Consolidation Process is Moving to the Next Phase

2002-2004 Regional Consolidation	2004-2005 Increasing Cross-Border Consolidation	2006- Formation of Global Steel Companies

- Industry remains fragmented and largely regional
  - Medium-scale producers
- Large transformational combinations will be faster, more capital efficient and carry less risk than a series of acquisitions
  - Good quality assets becoming increasingly scarce
  - Fierce competitive bidding
  - Continuous need for integration
- First mover advantage will be critical in global steel industry consolidation
- Industry leaders of the future will be global producers with annual capacity of 150-200m tonnes

Success Factors for Future Industry Leaders

MITTAL

Mittal Vision of Future Industry Leaders

- Scale > 150 mt
- Vertical integration into mining operations
  - Hedge against input price volatility
- Global footprint to capture growth in emerging markets and benefit from low production cost positions
- World class operational excellence
- Multi-regional leadership position to capitalise on product development and process innovations
- Strong business relationships with global customers
  - Service through state-of-the art downstream, distribution and global product capabilities

A 3-Tier Industry


Tier one
Global players
Tier two
Mid size regional players
Tier three
Local niche producers

A Common Vision

MITTAL

"Consolidation of our industry has already started, but it is important that it continues so that we can move away from being seen as a volatile and erratic sector.[...] Although the target is always moving, my vision for the steel industry has always remained constant. Consolidation is essential for its future. The steel industry needs to continue to globalise."

Lakshmi Mittal, CEO of Mittal Steel, December 2003 (in Metal Bulletin & World Steel Dynamics)

"The continuation of the rationalization and consolidation efforts initiated with the creation of Arcelor remains highly desirable because of the low degree of concentration of our profession. Our company's goal five to 10 years from now is to become one of the four or five global players who will represent 40% of total world steel production."

Joseph Kinsch, Chairman of the Board of Directors, Arcelor (in Annual Report 2004)

"I share Mittal's vision that the industry needs to consolidate."

Guy Dollé, CEO of Arcelor, February 2005 (in Financial Times)

MITTAL

Mittal Steel/Arcelor - The Perfect Fit

Mittal Steel and Arcelor are Ideal Partners to Create the Global Leader in Steel

MITTAL

#1 steel producer
Over 20 acquisitions
over the past 5 years

arcelor
Steel solutions for a better world

#2 steel producer
Numerous acquisitions
over the past 5 years

Creating a sustainable future for the steel industry through consolidation

The merger creates the undisputed leader…

Combined Entity Production vs. Competitors (2004 pro forma - mt)


125
100
75
50
25
0
106
31
31
31
21
21
Arcelor
Mittal Steel
Combined
Nippon Steel
JFE Steel
POSCO
Baosteel
US Steel

Combined Entity EBIT vs. Competitors (2004 pro forma - US$bn)


13
10
8
5
3
0
10.9
4.7
3.4
2.8
2.5
1.5
Arcelor
Mittal Steel
Combined
POSCO
Nippon Steel
JFE Steel
Baosteel
US Steel

The Merger Creates a Powerful Combination

MITTAL

Mittal Steel Contributes…

- Leadership position in high-end segments in North America, with strong R&D capabilities
- Operations in high-growth economies with low-cost, profitable assets and local operating expertise in numerous emerging markets
- Access to raw materials and upstream integration
- Entrepreneurial culture

Arcelor Contributes…

- Leadership position in high-end segments in Western Europe, with strong R&D capabilities
- Low-cost slab manufacturing in Brazil that can be expanded for export to Europe and North America
- Successful distribution business in Europe

Unequalled Geographic Footprint and Global Leadership Positions

MITTAL

- Complementary geographic footprint
- Fills geographic gaps in each company's portfolio
- Leading positions in 5 of 9 major markets
- 61 plants
- 27 countries
- Numerous international partnerships and JVs
- Opportunity to grow in China and India



North America
West Europe
East Europe and Central Asia
South America
Africa
Mittal Steel
Arcelor

R&D Leadership

MITTAL

- Combining advanced R&D capabilities
- Leveraging product development and process innovation expertise across combined customer base, product range and asset base



Indiana Harbor
Ghent
Liège
Montataire
Gandrange
Mazières-lès-Metz
Avilès
MITTAL STEEL
ARCELOR
INDUSTRY
PACKAGING
AUTOMOTIVE
INDUSTRIAL OPERATION
KNOWLEDGE INNOVATION
STAINLESS
MITTAL STEEL PROJECT IN POLAND
CENTER OF EXCELLENCE

Significant Cost Synergies will be Realised

MITTAL



US$600m
US$900m
US$1,000m
Year 1
Year 2
Year 3
Purchasing
Marketing and Trading
Manufacturing & Process Optimisation

US$1 billion annual synergies with minimal implementation costs

Additional synergy potential

MITTAL

Cost Synergies not Quantified

- Consolidation impact
- Product & process innovation
- Capex and working capital requirements
- Bidding synergies
- Financial synergies

Revenue Synergies not Quantified

- Leveraging global customer franchise
- Advancing product development
- Leveraging distribution and product development on a global basis

Unique Platform for Further Growth and Value Creation…

MITTAL

Significant strategic flexibility through unique platform

- Realise full potential of asset base through optimisation of capacity utilisation and continuous improvement
- Pursue internal expansion opportunities
- Leverage R&D capabilities and global presence to become supplier of reference
- Capture growth opportunities in emerging markets
- Undertake value enhancing acquisitions



… Supported by Strong Financial Profile

MITTAL

Mittal Steel and Arcelor Pro forma 2005 Key Financials

(US$ million)	Mittal Steel*	Arcelor**	Mittal Steel + Arcelor***
Revenues	31,260	40,590	71,873
EBITDA	6,038	7,021	13,099
Margin (%)	*19%*	*17%*	*18%*
EBIT	5,144	5,447	10,397
Margin (%)	*16%*	*13%*	*14%*
Net Income	3,590	4,787	8,052
Margin (%)	*11%*	*12%*	*11%*

Source: Mittal Steel, Arcelor earnings release
** Pro forma for ISG.*
*** Exchange rate €/US$ = 1.24.*
**** The pro forma information is not adjusted for any difference in US GAAP & IFRS and purchase accounting. Excluding synergies.*

Arcelor Stainless Steel Division

MITTAL

- Stainless steel operations in USA (J&L) and Thailand (Thainox) sold after attempts at improving performance
  - J&L sold to Allegheny Technologies
  - Thainox sold to Mahagitsiri Group
- Allegheny technologies has significantly improved its performance post the acquisition of J&L
- Arcelor has invested approx €0.5 billion in the stainless steel division
- No clear exit strategy yet for stainless steel

Company	Stainless Steel Division (2005, € million)		
	Sales	EBITDA	Margin
Arcelor	4,028	173	4.3%
ThyssenKrupp	5,573	499	9.0%
Outokumpu	5,522	315	5.7%
Acerinox	4,214	370	8.8%
Allegheny Tech.	1,323	81	6.1%
Nisshin Steel	4,138	759	18.3%

Source: 2005 Annual Reports/Press Releases

J&L

MITTAL

1990	1998	2004
• Ugine acquired J&L (price undisclosed)	• Ugine acquired J&L remaining interests for US$115M	• Arcelor sold J&L to Allegheny Technologies for US$67M

Rationale for exit

- Failure to improve profitability
- Refocus on European and Brazilian activities

"Given the continuous and rapid deterioration of the stainless steel market in the United States and of the situation of J&L, and based on detailed analysis about the likely future of that subsidiary - for which the viability of the current configuration cannot be assured - the board of directors has asked the management board to implement immediately the most appropriate scenario, which could lead to the closure of facilities and would also include negotiations with the labour representatives." **Metal Bulletin, November 2003**

Thainox

MITTAL

1991

- Establishment of Thainox as a JV led by:
  - Mahagitsiri Group
  - A group of Japanese stainless steel manufacturers
  - Ilwa SpA Group
  - Arcelor Group (originally USINOR and Ugine)

1991-2004 High Investment Phase

- 1992: Investments are made to build plant of 60 thousand tonnes per year ($240M investment)
- 1996: Phase II expansion plan to raise capacity by 40 thousand tonnes (investment of $88.5M)
- 1997: Acquisition of a second cold rolling mill. Capacity increases up to 120 thousand tonnes per year
- 1998: Capital increase of over $65M funded by Usinor (Usinor owns 70% of Thainox)
- 1999: Additional capacity increase of 40 thousand tonnes per year
- 2003: Capital increase funded by Arcelor (Arcelor owns 96% of Thainox)

2004

- Arcelor sold its entire stake of 96% to Prayud Mahagitsiri

"Arcelor found Thainox too difficult to manage and too far from Europe, its main focus."

Bangkok Post, March 2004

Unimetal Example

MITTAL

- In the 1990s Usinor considered its long products assets to be non-core, some of which were not earning even the cost of capital
  - Unimetal being one such asset, the management obtained shareholders' approval in 1998 to sell Unimetal
- Mittal Steel started consolidation of the steel industry in Western Europe in 1995 with the acquisition of Hamburger Stahlwerke
  - It saw a potential in the long products segment in Europe and acquired Unimetal from Usinor

	1999	2005
EBITDA (€ million)	-7.2	28.2
LTIFR/ 200,000 WH	1.55	1.1

- By application of the Mittal Steel model, Unimetal has not only survived but has also become consistently profitable
- Post creation of Arcelor in 2002, long products have once again become one of its core areas

Mittal Steel can Leverage its Turnaround Expertise

MITTAL

- Mittal Steel believes that given its turnaround track record it should be able to improve the performance of Arcelor's stainless steel division
  - Leverage global skills
  - Drive knowledge transfer and change management processes

- Mittal Steel would hold off on examining strategic options on the stainless steel business given its turnaround expertise and potential

MITTAL

Unlocking the Value

Transaction is Supported by the Market

MITTAL



Closing Price on 7 March 2006 2006 EUR 32.20
+45%
All Time High EUR 22.22
Arcelor Share Price* (€)
35
30
25
20
15
10
5
0
Dec-1999
Mar-2001
Jun-2002
Sep-2003
Dec-2004
Mar-2006

Arcelor share price reaction highlights substantial value creation

Source: Datastream as at 7 March 2006
* Usinor prior to 18 February 2002.

Significant Value Already Created for All Shareholders

- >€7billion of value created for shareholders since announcement of the offer



€33.0bn
€14.6bn
€18.4bn
+45%
+9%
€41.2bn
€21.2bn
€20.1bn
26 January 2006
7 March 2006
Mittal Steel
Arcelor

Research Analysts Endorse the Strategic Rationale

MITTAL

"Our initial view of the transaction is very favourable"
Bear Stearns, 30 January 2006

"From an industrial standpoint this deal is a perfect combination"
ING, 30 January 2006

"This combination makes a lot of sense to us"
Morgan Stanley, 30 January 2006

"We still believe that the long-term value creation of a combined MT/Arcelor is difficult to trump"
JPMorgan, 15 February 2006

"We believe that size, market impact, vertical integration, higher growth, faster re-rating and synergies announced by Mittal Steel make this transaction an attractive value proposition for Arcelor shareholders"
BNP-Exane, 30 January 2006

"We believe steel shareholders, government regulators, steel workers and steel executives around the world should all be in favor of a Mittal/Arcelor merger as it will benefit each one of these constituents"
JPMorgan, 30 January 2006

"Despite Arcelor's strategic plan announcement, we still believe a combination with Mittal Steel is the most compelling proposition"
ING, 27 February 2006

High Profitability and Returns

MITTAL

EBITDA Margin (2005)



19.8%
17.3%
19.8%
Mittal
Arcelor
Pro Forma (incl. Synergies)**

ROIC (2005)*



23.6%
19.6%
24.1%
Mittal
Arcelor
Pro Forma (incl. Synergies)***

Profitability improvements through synergies and other efficiency gains

Portfolio of attractive investment opportunities with high incremental returns

* ROIC defined as operating income including Synergies/(AR + inventory + prepaid expenses-AP-accrued expenses + PP&E + other non-current assets). ROIC before intangibles and asset write-up.

** Including US$1.0 billion of synergies. Arcelor sales and EBITDA converted into US$ at 2005 average exchange rate of 1.24.

*** Arcelor operating income converted into US$ at 2005 average exchange rate of 1.24 and Arcelor balance sheet items at 31 December 2005 exchange rate of 1.18.

Strong Returns Attract Premium Valuations

MITTAL



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2005 ROCE** (%)
5
7
9
11
13
15
17
19
2006E P/E* (x)
Rio Tinto
Caterpillar
BHP Billiton
Mittal Steel***
Dow Chemical
BASF
BAT
Arcelor***
Sandvik
Potential Re-rating of Clear Industry Leader
Saint-Gobain
Siemens
Alcoa
Cemex

* Based on IBES consensus estimates as at 7 March 2006.
** ROCE defined as EBIT divided by capital employed. Capital employed defined as shareholders' equity plus minority interests plus net debt (excluding pensions).
*** Mittal Steel and Arcelor based on pre-bid forward P/E multiples as at 26 January 2006.

Research Analysts See Significant Further Value Upside

MITTAL

"We believe [Mittal Steel] will evolve into the premier steel company in the world and trade at a premium to other names"
JP Morgan, 14 February 2006

"The undisputed vehicle for the global steel industry"
Bear Stearns, 30 January 2006

"How often is it that you have the industry leader trading at a 40-50% discount to its peers?"
Morgan Stanley, 30 January 2006

"Huge re-rating potential"
Morgan Stanley, 30 January 2006

"Arcelor shareholders may benefit from continued ownership in the undisputed industry leader and further upside through a potential re-rating opportunity for the combined group"
ING, 30 January 2006

Increased Broker Price Targets for Mittal Steel

House	Before	After	% Increase
Bear Stearns	$33.0	$37.0	12.1%
Exane BNP Paribas	$40.0	$55.0	37.5%
ING	€28.0	€37.0	32.1%
Morgan Stanley	$36.0	$55.0*	52.8%
Rabo Securities	€29.0	€29.0	0.0%
Société Générale	€30.0	€39.0	30.0%
Mean	$35.2	$45.6	31.8%
Median	$34.6	$45.5	29.5%

^ Fair value if offer is successful of US $50-60 per share.

The Premier Investment Choice in the Steel Industry


Market Capitalisation (US$bn)
45
40
35
30
25
20
15
10
5
0
41.6
26.8
22.5
22.5
21.4
17.8
13.8
13.6
10.1
8.2
7.8
7.2
7.0
5.7
NewCo*
Nippon Steel
Mittal Steel**
JFE
Posco
Arcelor**
Nucor
ThyssenKrupp
Arcelor Brazil
Gerdau
CSN
US Steel
Usiminas
Corus

Source: Datastream as at 7 March 2006
* Pro forma NewCo market capitalisation assuming 100% acceptance of the offer.
** As at 26 January 2006.

Enhanced Capital Markets Profile

MITTAL

- Pro forma market capitalisation of US$41.6bn (€35.0bn)
- Listed in Paris, NYSE, Amsterdam, Luxembourg, Madrid and Brussels
- Likely member of CAC40 index
- Greater research coverage and increased investor visibility

Ranking Among the Leading Global Industrial Groups



Market Cap (US$bn)
120
100
80
60
40
20
0
103.3
79.5
71.9
49.0
41.6
41.3
38.2
27.4
25.5
22.6
20.9
13.1
BHP Billiton
Siemens
Rio Tinto
Caterpillar
NewCo
Dow Chemical
BASF
Renault
Alcoa
Saint-Gobain
Cemex
Sandvik

A global industrial benchmark - The "Must Own" stock in the steel sector

Source: Bloomberg as at 7 March 2006

Mittal Steel is Likely to be Included in Key Benchmark Indices

MITTAL

CAC 40 Weighting*


1.60%
1.81%
Arcelor
(26 January 2006)
Mittal Steel
(Pro forma at Current
Market Value)

SBF 120 Weighting*


1.35%
1.52%
Arcelor
(26 January 2006)
Mittal Steel
(Pro forma at Current
Market Value)

* Some degree of discretion by relevant committees deciding on inclusion of companies in indices, partly based on subjective criteria.

Enhanced Trading Liquidity

MITTAL


Mittal Family 89%
11%
Increased Free Float
Governments 4.8%
Employees 0.8%
43.7%
Mittal Family 50.6%

Market Capitalisation (€bn)


19
35
28
43
Pre-Offer^
Pro Forma^^
Mittal Steel
CAC 40 Average^
DJ Eurostoxx 50 Average^

Free Float (€bn)


2
15
21
37
Pre-Offer^
Pro Forma^^
Mittal Steel
CAC 40 Average^
DJ Eurostoxx 50 Average^

Average Daily Traded Volume


As % of Market Capitalisation
As % of Free Float
0.13%
1.12%
0.36%
0.85%
0.35%
0.47%
0.49%
0.57%
Pre-Offer^
Pro Forma^^
Mittal Steel
CAC 40 Average^
DJ Eurostoxx 50 Average^

^ As of 26 January 2006.
^^ As of 24 February 2006.

Financial Policy for Sustainable Shareholder Value Creation

MITTAL

- Efficient capital structure and return of excess cash to shareholders
  - Cash component of the offer
- 25% dividend payout ratio over the cycle
- Unparalleled financial flexibility to pursue internal and external growth opportunities
- Commitment to investment grade credit rating
- Maintain high returns on capital

Conclusion

A Value-Enhancing Transaction

MITTAL

- Step change in steel industry consolidation
- Creating the undisputed leading global steel company
- Growth and value creation opportunities maximised through unique global platform
- Significant synergy potential
- Financial strength and strategic flexibility reinforced
- Leadership in R&D/Product Development
- Free float and liquidity increased
- Re-rating potential
- Positive for all stakeholders